 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE EXECUTES DEFINITIVE AGREEMENT TO DEVELOP MORE SECURE FINTECH WITH SECURTER INC.

Vancouver, British Columbia / ACCESSWIRE / February 28, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has executed its anticipated Definitive Agreement (“DA”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Securter’s technology and conceptual innovations for online payment processing are numerous. They improve the financial security and privacy of all “card-not-present” (CNP) credit card transactions that are processed by participating financial institutions and merchants. Card-not-present transactions represent a large and rapidly growing proportion of all global credit card commerce due to the consumer convenience of online payments. Securter’s technology has multiple elements by which to tackle mounting online losses in the credit card payment processing industry.

The Definitive agreement authorizes the formation of a new Digatrade subsidiary to receive and hold all existing Securter assets and intellectual property, including existing and future patent rights of the present Securter Inc. The subsidiary will have its own dedicated management.

Under the agreement, Digatrade will fund its new subsidiary up to US $3 Million in operational financing. This will enable the subsidiary to make its technology market-ready for launch through alliances with established payment service providers and other fintech industry channels. Securter prototype research and consultation with the industry has confirmed the need for the benefits that Securter technology delivers. The international payments processing industry is actively seeking solutions for the serious problem that CNP fraud represents. Securter’s better security with lower cost and improved convenience make adoption of Securter technology a natural choice for these industry partners. Securter will monetize its technology by sharing credit card transaction-fee revenue with participating processors.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside digital asset transactions to institutions through its proprietary over-the-counter trade desk. The Company recently executed an agreement with Securter that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Digatrade Financial Corp., located in Vancouver, British Columbia is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: February 28, 2019	By:	/s/ Brad J. Moynes
	Name:	Brad J. Moynes
	Title:	CEO